Volaris Reports July 2022 Traffic Results:

22% YoY demand growth with an 85% Load Factor

Mexico City, Mexico, August 4, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, reports its July 2022 preliminary traffic results.

In July 2022, Volaris’ capacity (measured in ASMs) increased 28.8% compared to July 2021, while demand (measured in RPMs) increased 21.9% compared to the same period; the result was a load factor of 84.7% (-4.8 pp YoY). Volaris transported 2.8 million passengers during the month, a 22.2% increase compared to July 2021. Passenger demand (RPMs) in the domestic Mexican and international markets increased 22.8% and 19.6%, respectively, compared to July 2021. Year-to-date, Volaris’ demand (measured in RPMs) increased 32.2% YoY, with a load factor expansion of 0.1 pp, to 84.1%.

Commenting on July 2022 traffic figures, Volaris’ President and CEO Enrique Beltranena said: “We continue to be disciplined about adding capacity to match our passenger demand. The Company continues to modify its network to rationalize growth in an environment reflective of high jet fuel prices and to reallocate capacity as appropriate to more profitable routes.”

	Jul 2022	Jul 2021	Variance	YTD Jul 2022	YTD Jul 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,995	1,624	22.8%	11,945	9,304	28.4%
International	826	691	19.6%	4,709	3,294	42.9%
Total	2,820	2,314	21.9%	16,655	12,598	32.2%
ASMs (million, scheduled & charter)
Domestic	2,318	1,813	27.9%	13,784	10,863	26.9%
International	1,012	772	31.0%	6,017	4,129	45.7%
Total	3,329	2,585	28.8%	19,801	14,993	32.1%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	86.1%	89.6%	(3.5) pp	86.7%	85.6%	1.0 pp
International	81.6%	89.4%	(7.8) pp	78.3%	79.8%	(1.5) pp
Total	84.7%	89.5%	(4.8) pp	84.1%	84.0%	0.1 pp
Passengers (thousand, scheduled & charter)
Domestic	2,258	1,821	24.0%	13,793	10,411	32.5%
International	574	496	15.8%	3,311	2,379	39.2%
Total	2,832	2,317	22.2%	17,104	12,790	33.7%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	4.10	2.27	80.6%	3.84	2.08	84.6%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 197, and its fleet from 4 to 113 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com